UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

P.O. Box 131008

Abu Dhabi, United Arab Emirates

+971 2 401 4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC “Third Generation Company of the Wholesale Electricity Market”

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 44,626,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 44,626,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.0%

14	Type of Reporting Person CO

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CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC MMC Norilsk Nickel

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 44,626,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 44,626,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.0%

14	Type of Reporting Person HC

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Statement of

OJSC “Third Generation Company of the Wholesale Electricity Market”

and

OJSC MMC Norilsk Nickel

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note:  This Amendment No. 2 (this “Amended Statement”) amends and supplements the Statement on Schedule 13D of OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) and OJSC MMC Norilsk Nickel (“Norilsk Nickel”) originally filed on March 27, 2009, as amended by Amendment No. 1 thereto filed on June 26, 2009 (collectively with this Amended Statement, the “Statement”) regarding the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”).  Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is jointly filed by OGK-3 and Norilsk Nickel (collectively, the “Reporting Persons”).

The ownership percentages contained in this Amended Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the Securities and Exchange Commission that, as of May 4, 2010, 131,093,973 shares of Common Stock were outstanding.

Item 2.                                                         Identity and Background

Item 2 of the Statement is hereby amended as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling Norilsk Nickel and OGK-3, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither OGK-3 nor, to the best of its knowledge, any of its Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither OGK-3 nor, to the best of its knowledge, any of its Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, neither Norilsk Nickel nor, to the best of its knowledge, any of its Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither Norilsk Nickel nor, to the best of its knowledge, any of its Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

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On March 23, 2010, OGK-3 entered into a written engagement letter (the “TWP Engagement Letter”) with Thomas Weisel Partners LLC (“TWP”) to act as OGK-3’s financial advisor in connection with the possible disposition of all or a portion of the 44,626,939 shares of Common Stock owned by OGK-3 (the “Shares”) in one or more transactions.  Pursuant to the TWP Engagement Letter, TWP will provide OGK-3 with services and advice regarding the marketing and sale of the Shares.  TWP will be reimbursed for certain expenses in connection with the provision of such services, and upon the consummation of a sale or sales of the Shares, TWP will be paid a cash fee.  Pursuant to the TWP Engagement Letter, TWP has expressly disclaimed any fiduciary responsibility to OGK-3 or OGK-3’s shareholders.  The TWP Engagement Letter does not confer any beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules of the U.S. Securities Exchange Commission adopted thereunder) to TWP with respect to the Shares.

The TWP Engagement Letter is filed as Exhibit D to this Amendment and any references to or descriptions of the TWP Engagement Letter are qualified in their entirety by reference to the full text of the TWP Engagement Letter, which is incorporated by reference herein in its entirety.

Except as described in this Amended Statement, the Reporting Persons do not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

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Item 7.           Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit A	Officers and Directors of Persons Named in Item 2

Exhibit C	Agreement Relating to Joint Filing of Schedule 13D/A dated June 25, 2010

Exhibit D	TWP Engagement Letter

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 25, 2010

OJSC “THIRD GENERATION
COMPANY OF THE WHOLESALE
ELECTRICITY MARKET”

	By:	/s/ Vladimir V. Kolmogorov

	Name:	Vladimir V. Kolmogorov

	Title:	General Director

OJSC MMC NORILSK NICKEL

	By:	/s/ Vladimir I. Strazhalkvosky

	Name:	Vladimir I. Strazhalkvosky

	Title:	CEO (General Director)

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EXHIBIT A

OFFICERS AND DIRECTORS OF NORILSK NICKEL

Executive Officers

Name	Present Principal Occupation	Citizenship
Vladimir I. Strzhalkovsky	General Director — Chairman of the Management Board of MMC Norilsk Nickel.	Russian Federation
Valery A. Matvienko	First Deputy General Director of MMC Norilsk Nickel.	Russian Federation
Oleg M. Pivovarchuk	First Deputy General Director of MMC Norilsk Nickel for external economic activities.	Russian Federation
Dmitry R. Kostoyev	Deputy General Director of MMC Norilsk Nickel for Finance and Economics.	Russian Federation
Evgeny I. Muravyov	Director of the Polar Division of MMC Norilsk Nickel.	Russian Federation
Viktor E. Sprogis	Deputy General Director of MMC Norilsk Nickel for Sales and Distribution.	Russian Federation
Vyacheslav Poltavtsev	Deputy General Director of MMC Norilsk Nickel.	Russian Federation
Sergey Selyandin	General Director of Kola MMC.	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship
Alexander S. Voloshin	Chairman of the Board of Directors of MMC Norilsk Nickel.	Russian Federation
Andrei E. Bougrov	Member of the Board of Directors of MMC Norilsk Nickel. Managing Director at Interros Holding Company.	Russian Federation
Andrey A. Klishas	Member of the Board of Directors of MMC Norilsk Nickel.Vice-President, Chairman of the Board of Directors at Interros Holding Company.	Russian Federation
Brad Mills	Member of the Board of Directors of MMC Norilsk Nickel.	USA
Ardavan Moshiri	Member of the Board of Directors of MMC Norilsk Nickel. Chairman of the Board of Directors of Metalloinvest Holding.	Great Britain
Maxim Sokov	Member of the Board of Directors of MMC Norilsk Nickel. Director for Investments at UC RUSAL.	Russian Federation
Vladislav Soloviev	Member of the Board of Directors of MMC Norilsk Nickel. General Director of En+ Group, member of the Board of Directors of UC RUSAL.	Russian Federation
Vladimir I. Strzhalkovsky	Member of the Board of Directors of MMC Norilsk Nickel. General Director — Chairman of the Management Board of MMC Norilsk Nickel.	Russian Federation
Dmitry Razumov	Member of the Board of Directors of MMC Norilsk Nickel. General Director, LLC ONEXIM Group.	Russian Federation
Guerman Aliev	Member of the Board of Directors of MMC Norilsk Nickel. Deputy CEO, Interros Holding Company.	Russian Federation
Anton Cherny	Member of the Board of Directors of MMC Norilsk Nickel.	Russian Federation

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Vasily N. Titov	Member of the Board of Directors of MMC Norilsk Nickel. Deputy President-Chairman of Management Board at VTB Bank.	Russian Federation
Maxim Goldman	Member of the Board of Directors of MMC Norilsk Nickel.

OFFICERS AND DIRECTORS OF OGK-3

Executive Officers

Name	Present Principal Occupation	Citizenship
Vladimir Kolmogorov	General Director — Chairman of the Management Board of JSC “WGC-3”.	Russian Federation
Vladislav Nazin	First Deputy General Director of JSC “WGC-3 for Finance and Economics.	Russian Federation
Alexandra Panina	Deputy General Director of JSC “WGC-3 on energy markets.	Russian Federation
Andrey Gainanov	Financial Director of JSC “WGC-3.	Russian Federation
Aleksey Khlebov	Deputy General Director of JSC “WGC-3 on technical policy.	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship
Oleg Pivovarchuk	Chairman of the Board of Directors of JSC “WGC-3”. First Deputy General Director of MMC Norilsk Nickel for external economic activities.	Russian Federation
Oleg Surikov	Member of the Board of Directors of JSC “WGC-3”. Director of the Corporate Department of MMC Norilsk Nickel.	Russian Federation
Natalia Gololobova	Member of the Board of Directors of JSC “WGC-3”. Head of Planning Division of Finance Department at Interros Holding Company.	Russian Federation
Yanis Zenka	Member of the Board of Directors of JSC “WGC-3”. Head of the Section for Inventory Audit and Management of Property Structure at Interros Holding Company.	Russian Federation
Dmitry Kostoyev	Member of the Board of Directors of JSC “WGC-3”. Deputy General Director of MMC Norilsk Nickel for Finance and Economics.	Russian Federation
Alexandr Orelkin	Member of the Board of Directors of JSC “WGC-3”. Chief Expert of the section for the Property Title of the Property Management Division of the Corporate Department of MMC Norilsk Nickel.	Russian Federation
Maxim Sokov	Member of the Board of Directors of JSC “WGC-3”. Director for Investments at UC RUSAL.	Russian Federation
Vladislav Solovyev	Member of the Board of Directors of JSC “WGC-3”. General Director of En+ Group, member of the Board of Directors of UC RUSAL.	Russian Federation

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Anton Chernyi	Member of the Board of Directors of JSC “WGC-3”.	Russian Federation
Sergey Emdin	Member of the Board of Directors of JSC “WGC-3”.	Russian Federation
Kirill Parinov	Member of the Board of Directors of JSC “WGC-3”.	Russian Federation

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EXHIBIT C

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 2 to the Statement on Schedule 13D originally filed on March 27, 2009 with respect to the securities of Plug Power Inc.  This Agreement Relating to Joint Filing of Schedule 13D/A shall be filed as an Exhibit to such Statement.

Date: June 25, 2010

OJSC “THIRD GENERATION
COMPANY OF THE WHOLESALE
ELECTRICITY MARKET”

	By:	/s/ Vladimir V. Kolmogorov

	Name:	Vladimir V. Kolmogorov

	Title:	General Director

OJSC MMC NORILSK NICKEL

	By:	/s/ Vladimir I. Strazhalkvosky

	Name:	Vladimir I. Strazhalkvosky

	Title:	CEO (General Director)

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EXHIBIT D

LETTER OF AGREEMENT OF CONSULTING SERVICES IN CONNECTION WITH THE SALE OF PLUG POWER INC SHARES.

March 23, 2010

OJSC «Third Generation Company of the Whole Electricity Market»

25 Ermolayevsky pereulok,

Moscow, 123001, Russia

Gentlemen:

This engagement letter (“Engagement”) confirms our agreement that OJSC «Third Generation Company of the Wholesale Electricity Market» (“you” or the “Company”) has engaged Thomas Weisel Partners LLC (“we” or “TWP”) to act as its financial advisor in connection with the sale of up to 44,626,939 shares of common stock, par value $0.01 per share, of Plug Power Inc. held by the Company (the “Securities”) to one or more purchasers not affiliated with the Company (the “Offering”).

Services. During the term of our engagement, we will use our reasonable best efforts to identify potential purchasers of the Securities and establish meetings with such persons or entities, and advise and assist you in connection with the planning, execution and closing of the Offering.  Our services will also include, to the extent that you and we agree necessary or advisable, assisting and advising you with respect to supporting the Company in its negotiation of the terms and agreements effecting the sale of the Securities and rendering such assistance as the Company may reasonably request from time to time.  The Company is responsible for compliance with all applicable securities laws, including the Securities Act of 1933, as amended.

Any written or oral advice provided by us pursuant to this engagement will be treated by the Company as confidential, will be solely for the information and assistance of the Company and its advisors in connection with their consideration of a sale of the Securities and will not be reproduced, summarized, described or referred to, or furnished to any other party or used for any other purpose, except in each case with our prior written consent.

Compensation.  [Redacted]

Reporting: TWP shall provide the Company with monthly written reports detailing the work performed by TWP. The report shall include information on the meetings, negotiations, relevant market information and any additional information that the Company shall reasonably request. In the event of the consummation of a sale of Securities, TWP shall provide the Company with the invoices, the Act of acceptance of services rendered and a report on the services rendered within 10 (ten) calendar days after the consummation of the sale of such Securities.

Our fees will not be reduced by any obligation that you may have to any other advisor, broker or finder.  If any time before the six (6) month anniversary of the expiration or earlier termination of our engagement hereunder the Company sells Securities to a purchaser contacted by the Company or TWP or who contacts the Company or TWP during the term of our engagement, other than in ordinary brokerage transactions,  you will pay TWP the Transaction Fee described above.

Reimbursement.  You will also reimburse us for all documented costs and expenses incurred in connection with the Engagement, including travel, reproduction, printing, translation and similar expenses, as well as the reasonable fees and expenses of our outside legal counsel and outside professionals retained by us. The total amount of expenses to be reimbursed within the effective term of the Engagement shall not exceed $100,000 in the aggregate, without the Company’s prior written consent, whether or not there is a closing under the Offering.  In particular, you acknowledge your obligation to pay these expenses in the event that we determine not to proceed after contacting potential purchasers of the Securities.

Term.  The engagement shall commence upon the date of this letter agreement and shall remain in effect until [Redacted] unless terminated earlier as provided herein or extended upon the mutual agreement of the parties hereto.  Upon 10 days prior written notice either of the

Company or TWP may terminate our engagement the term of which shall cease as of the effectiveness of such termination.  Termination will not affect your obligation to pay our fees or reimburse our expenses described under “Compensation” and “Reimbursement” or your obligations under “Indemnification”.

Indemnification.  Because we will be acting on your behalf, you will indemnify us and related persons as set forth in Annex A.  Your obligations in Annex A will remain operative regardless of any termination or completion of our services hereunder.

Miscellaneous. We are a full service securities firm and, therefore, we may from time to time effect transactions for our own account or for the account of our customers and hold positions in securities or options on securities of companies which may be the subject of our services.  This letter agreement will not limit or restrict our ability to lawfully engage in such transactions with respect to any entity’s securities.

TWP hereby agrees to provide the reports referred to in “Reporting” above in both English and Russian. In addition, the invoices, Act of acceptance of services rendered and expense documentation referred to in “Compensation” and “Reimbursement” above shall be provided in both English and Russian.

In connection with this engagement, you agree to furnish us with any and all information reasonably requested by us about the Company,

the proposed transaction and reasonable access to the Company’s directors, officers, employees, independent accountants and legal and other advisors and to promptly inform TWP if the Company is contacted by or on behalf of any party concerning a possible transaction contemplated herein. You agree that all information provided by the Company for use in connection with the sale of Securities will be complete and correct in all material respects and will not contain any untrue statement of material fact or omit to state any material fact necessary to make such information or statement not misleading in light of the circumstances under which such information was provided or such statement was made. You also agree that any projections or other information provided to us, any prospective party to a transaction or any governmental or regulatory entity will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable.

The Company acknowledges and agrees that we will provide our financial advice, written or oral,  exclusively for the information of your Board of Directors and senior management, who will make all decisions regarding whether and how to pursue any opportunity or transaction.  Your Board of Directors and senior management will base their decisions on our advice as well as on the advice of legal, tax and other business advisors and other factors which they consider appropriate. Accordingly, as an independent contractor we will not assume the responsibilities of a fiduciary to you or your stockholders in connection with the performance of our services.

We do not provide accounting, tax or legal advice, and you are authorized (subject to applicable law) to disclose any and all aspects of any potential transaction to the extent necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transaction, without us imposing any limitation of any kind.

You agree that we may, at our option and expense, place an announcement on our website or in such newspapers and periodicals as we may choose, stating that we have acted as financial advisor to the Company in connection with any publicly announced transaction relating to this letter agreement.  You also agree that, if we so request, press releases announcing actions taken by the Company in connection with this engagement will acknowledge us as the Company’s financial advisor.

This letter agreement, together with Annex A, was negotiated by you and us together and contains our entire agreement concerning TWP’s engagement and supersedes any prior understandings and agreements between TWP and the Company regarding such engagement.  This letter agreement will be binding upon and inure to the benefit of you, us, each Indemnified Person (as defined in Annex A) and our respective successors and assigns and nothing herein is intended to confer upon any person, other than you, us, each Indemnified Person and our respective successors and assigns, any rights, remedies, obligations or liabilities.

This letter agreement is made and will be construed under and in accordance with the laws of the State of New York without reference to principles of conflicts of law.

Any dispute arising out of or relating to this letter agreement (including any annex or exhibit) will exclusively be submitted to an arbitrator for binding and conclusive resolution.  The arbitration will be in New York, New York and will be administered by JAMS/Endispute.  The arbitrator will be selected from a list of those affiliated with JAMS/Endispute.  The arbitrator will have the authority to permit discovery and to follow the procedures that he or she determines to be appropriate. In all cases, however, the parties agree and direct the arbitrator to adopt procedures necessary to render a final decision within 180 days of the commencement of the arbitration.  The arbitrator will have no power to award consequential (including lost profits), punitive or exemplary damages.  The forum fees and other costs of the arbitration will be advanced equally by the parties, but the arbitrator will direct, as part of his or her final award, that the prevailing party recovers its reasonable attorneys’ fees, costs of arbitration, prejudgment interest and any other out-of-pocket costs reasonably incurred to enforce this letter agreement.  You and we consent to the non-exclusive personal jurisdiction and venue in the courts located in the State of New York for purposes of enforcement of any arbitration award. Any waiver of any right or obligation hereunder must be in writing signed by the party against whom such waiver is sought to be enforced.  Time is of the essence under this letter agreement.  Any amendment hereto must be in writing signed by you and us.

After reviewing this letter agreement, please confirm that it is in accordance with your understanding and effective by signing and returning to us the enclosed copy.

This letter agreement has been signed in each of the Russian and English languages.  In the case of any discrepancy between the two language versions, the English version shall prevail.

Very truly yours,

THOMAS WEISEL PARTNERS LLC

By:	/s/ Seth Rubin
Seth Rubin

Accepted and Agreed as of the date set forth above:

OJSC «Third Generation Company of the Wholesale Electricity Market»

Juridical address:

28 bld., 50 years of October str., Republic of Buryatia, Ulan-Ude, Russia

Postal Address:

25, Ermolayevsky pereulok

Moscow, 123001, Russia

Tel.: +7 495 231 43 44

Fax: +7 495 231 43 45

General Director

/s/ V. Kolmogorov	V. Kolmogorov

Annex A

The Company will indemnify and hold harmless Thomas Weisel Partners LLC (“TWP”), its affiliates, the partners, directors, officers, agents and employees of TWP and its affiliates, and each other person or entity, if any, controlling TWP or any of its affiliates (each, an “Indemnified Person”), from and against any losses, claims, damages, liabilities or expenses (including actions, claims or proceedings in respect thereof (collectively, “Proceedings”) brought by or against any person, including stockholders of the Company, and the cost of any investigation and preparation thereof and defense thereof) (collectively, “Losses”) arising out of or in connection with (i) advice or services rendered or to be rendered by any Indemnified Person pursuant to the letter agreement, (ii) the transactions contemplated by the letter agreement or (iii) any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions; provided, however, that the Company will not be obligated to indemnify for any Losses of any Indemnified Person that are determined by a court of competent jurisdiction in a final judgment not subject to appeal to have resulted solely from the bad faith or gross negligence of such Indemnified Person.  The Company also agrees that no Indemnified Person will have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company in connection with (i) advice or services rendered or to be rendered by any Indemnified Person pursuant to the letter agreement, (ii) the transactions contemplated by the letter agreement or (iii) any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions, except to the extent such liabilities are determined by a court of competent jurisdiction in a final judgment not subject to appeal to have resulted solely from the bad faith or gross negligence of such Indemnified Person. The Company agrees that in no event will any Indemnified Person be liable or obligated in any manner for any damages (including, but not limited to actual, consequential, exemplary or punitive damages or lost profits) in excess of fees actually received by TWP from the Company pursuant to the section of this letter agreement captioned “Compensation”, and the Company agrees not to seek or claim any such damages or profits in any circumstance.

The Company also agrees to reimburse each Indemnified Person, periodically upon request, for all expenses (including fees and expenses of counsel) as they are incurred by such Indemnified Person in connection with investigating, preparing for or defending any Proceeding (or enforcing the letter agreement or any related engagement or commitment agreement), whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. Each Indemnified Person agrees to repay to the Company any reimbursed expenses determined by a court of competent jurisdiction in a final judgment not subject to appeal to have resulted from the bad faith or gross negligence of such Indemnified Person.

If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless, then the Company will contribute to the amount paid or payable by such Indemnified Person as a result of such Losses in such proportion as is appropriate to reflect the relative economic interests of the Company, its affiliates and its stockholders on the one hand and the Indemnified Person on the other in the matters contemplated by the letter agreement as well as the relative fault of the Company, its affiliates or its stockholders, on the one hand, and such Indemnified Person, on the other; provided, however, that in no event will the Indemnified Persons as a whole be required to contribute an amount greater than the amount of all fees actually received by TWP from the Company pursuant to the section of this letter agreement captioned “Compensation”.

The Company will not, without TWP’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit, or proceeding.  The Company will not permit any such settlement, compromise, consent or termination to include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Person, without such Indemnified Person’s prior written consent.  No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without the Company’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding referred to herein.

The Company’s reimbursement, indemnity and contribution obligations hereunder will be in addition to any liability that it may otherwise have, and will inure to the benefit of any successors, assigns, heirs and representatives of each Indemnified Person.  Solely for the purpose of enforcing the letter agreement, the Company hereby consents to personal jurisdiction and venue in any court in which any Proceeding is brought.  The provisions of this Annex A will survive any termination of this letter agreement, the consummation of any transaction contemplated thereby or the other completion of TWP’s services with respect thereto.

In the event the Company proposes to engage in any sale, distribution or liquidation of all or a significant part of its assets, or any merger or consolidation and the Company is not to be the surviving or resulting corporation or entity in such merger or consolidation, the Company will give prompt prior notice thereof to TWP and will make proper provision in a manner satisfactory to TWP so that the Company’s obligations hereunder are expressly assumed by the other party or parties to such transaction.

If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction to be invalid, void or unenforceable or against public policy, the remainder of the terms, provisions and restrictions contained herein will remain in full force and effect and will in no way be affected, impaired or invalidated.